FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated August 15, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s Interim Report for the second quarter of 2008.

2.  Reconciliation of Core Earnings to Operating Profit for the six months ended June 30, 2008 and 2007.

3.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2008.

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 15, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK: Interim report 2

High business volumes and stable earnings

•      Core Earnings for the second quarter amounted to Skr 381.2 million (284.6)

•      Operating profit (IFRS) amounted to Skr 466.3 million (265.6)

•      The volume of new customer financing solutions totaled Skr 30.8 billion (27.2)

•      Increase in the volume of export credits and lending to the financial sector

•      Successful borrowing totaling Skr 51.8 billion (71.8)

2008

For the period

01/01/08 – 30/06/08

Download the report at www.sek.se

Report description

Other interim reports, company presentations and business reports for 2007 are also available. All reports can be found at www.sek.se.

SEK’s assignment

SEK provides financial solutions for companies, the public sector, financial institutions and national and international investors. Our assignment is to secure access to financial solutions for export and infrastructure. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

	June 30,		June 30,		June 30,		December 31,
	2008		2008		2007		2007
Amounts (other than %) in mn	USD*		Skr		Skr		Skr
Results
Core Earnings (1)	64		381.2		284.6		533.6
Pre-tax return on equity (Core Earnings) (2)	16.7%		16.7%		13.6%		12.7%
After-tax return on equity (Core Earnings) (2)	12.0%		12.0%		9.8%		9.2%

Operating profit (IFRS) (3)	78		466.3		265.6		506.9
Pre-tax return on equity (IFRS) (2)	20.7%		20.7%		12.5%		11.9%
After-tax return on equity (IFRS) (2)	14.9%		14.9%		9.0%		8.6%

Customer operations
New customer financing solutions	5,144		30,764		27,226		56,826
of which offers for new credits accepted by borrowers	5,107		30,537		24,738		53,143
Credits, outstanding and undisbursed	23,630		141,305		119,558		131,741

Borrowing
New long-term borrowings	8,446		51,781		71,800		107,970
Outstanding senior debt	45,295		270,867		237,946		269,452
Outstanding subordinated debt	478		2,856		2,932		3,040

Total assets	50,093		299,556		263,444		297,259

Capital
Capital adequacy ratio, including Basel-I-based additional requirements	9.8	%(6)	9.8	%(6)	9.8	%(6)	8.9	%(6)
Capital adequacy ratio, excluding Basel-I-based additional requirements	15.7	%(5)	15.7	%(5)	18.7	%(5)	17.1	%(5)
Adjusted capital ratio adequacy, excluding Basel-I-based additional requirements	13.2	%(5)	13.2	%(5)	20.2	%(5)	18.5	%(5)

The definitions of the Financial Highlights are included in Note 12.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at June 30 and December 31, and in matters of flows, amounts refer to the six-month period which ended on June 30 and the twelve-month period which ended on December 31, respectively. Amounts within parentheses refer to the same date, in matters concerning positions, and the same period, in matters of flows, the preceding year.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obligated to add “(publ)” to its company name.

Statement by the President

A stable partner for the Swedish export industry

SEK has remained a stable and reliable partner to the Swedish export industry by ensuring long-term financial solutions in a market otherwise strongly marked by worry and the liquidity crisis.

Sweden’s economy and prosperity have never before been as dependent on the export industry. Swedish exports now account for more than half of our GDP. At SEK we are constantly working to support and simplify Swedish companies’ opportunities to develop and succeed in the highly competitive global market. Our high liquidity is an important asset for the Swedish export industry at times when business opportunities are good but access to capital for exports and investments is limited.

SEK is able to offer Swedish companies a key competitive advantage in the form of financing in local currencies in developing countries. In the second quarter SEK issued a bond in Thai baht. This enabled us to provide a large Swedish company, with significant operations in Thailand, with access to financing in local currency, which is key for investments.

Modern environmental technology is an area in which Swedish products are clearly world-class. Environmental technology is not only an important area for the Swedish economy, it also has a significant positive effect on the natural environment.  SEK has therefore signed a cooperation agreement with the Polish environmental protection bank BOS Bank that, among other things, aims to support and simplify opportunities for Swedish companies to supply environmental friendly technology to the Polish market. This cooperation is perhaps most beneficial for smaller companies since it makes it simpler for them to break into the Polish market as well as monitor, and successfully compete for, public procurement tenders in Poland.

The Swedish export industry’s greatest growth opportunities are among SMEs. We are therefore pleased to see that the Export Loan, developed specifically for SMEs, has taken off in earnest, with the loans now granted totalling about Skr 140 million.

SEK’s core earnings for the first half of the year were Skr 381.2 million, an increase of Skr 96.6 million on the same period in 2007. Operating profit (IFRS) totalled Skr 466.3 million. The volume of new customer financing solutions increased by Skr 3.6 billion to Skr 30.8 billion.

Peter Yngwe
President

Increased client benefit and high business volumes

The continued turmoil in the markets has contributed to high business volumes for SEK. Owing to its good liquidity, SEK has continued to be able to offer its clients long-term financing in the first half of the year. Swedish companies’ competitive opportunities in the Polish market have improved as a result of a cooperation agreement between SEK and the Polish environmental protection bank BOS Bank, at the same time as the Export Loan has begun to take off in earnest.

Despite a volatile market, SEK has remained a stable partner for the Swedish export industry. The low liquidity in the market has contributed to high business volumes for SEK, allowing it to strengthen its position. During the first half of the year SEK has carried out a large number of deals and the volume of new customer financing solutions totalled Skr 30.8 billion, Skr 3.6 billion more than during the same period in the previous year. The transactions have been carried out with higher margins than before. The main drivers behind this large volume of financing were export credits and lending to the financial sector. The increase to the financial sector contributed indirectly to funding of small and medium-sized companies via Nordic financial institutions.

The export of environmental technology is an important and growing market for Swedish industry. During the second quarter SEK signed a cooperation agreement with the Polish environmental protection bank BOS Bank that, among other things, aims to support and simplify opportunities for Swedish companies to supply environmental friendly technology to the Polish market.

SEK Securities has remained very active, arranging a number of bond issues for companies, including among others Electrolux and Sveaskog AB.

SEK continues its work with borrowing and lending in local currencies, and has successfully provided a Swedish company that has significant production in Thailand with access to financing in Thai baht, which is key for investments.

The Export Loan, specially designed for SMEs and which SEK developed together with The Swedish Export Credits Guarantee Board (EKN), ALMI, The Swedish Trade Council and Swedfund, has taken off in earnest, with about Skr 140 million in loans now granted. A large share of the Export Loans granted relate to investments in environmental technology.

New customer financing solutions

(Skr billion)

	Jan-June, 2008	Jan-June, 2007

Export credits	12.2	6.2
Other lending to exporters	5.8	3.2
Lending to other corporates	1.3	4.2
Lending to the public sector	1.5	7.5
Lending to the financial sector	9.8	3.6
Syndicated customer transactions	0.2	2.5
Total	30.8	27.2

New customer financing solutions by sector

(excluding syndicated customer transactions)

New customer financing solutions

Long-term loans (Skr billion)

Active and stable borrowing

SEK’s borrowing has remained active, despite the market turmoil. New borrowing totalled Skr 51.8 billion, with the Japanese and U.S. retail bond markets the main contributors to the high volume of borrowing.

SEK’s borrowing has been active and successful, despite the prevailing very low liquidity in the global capital markets. During the first half of the year the company carried out a total of 395 transactions with the volume of new borrowing amounting to Skr 51.8 billion, Skr 20 billion less than during the same period in the previous year. The volume for the second quarter totalled Skr 22.8 billion. The borrowing volumes are, despite the decrease compared with 2007 which was a record year, very high thus providing SEK with a high preparedness to meet the demand for funds from the Swedish industry.

Due to the market situation SEK has primarily focused on structured capital market borrowing during the first half of the year.

SEK achieved its high borrowing volumes primarily because of active borrowing in the Japanese and U.S. retail bond markets. SEK’s success in the Japanese market continues. Japan is now again the largest funding market for SEK, accounting for 36 percent of SEK’s total borrowing during the first half of the year. The U.S. market also accounted for almost 36 percent of SEK’s borrowing in the first half of the year.

SEK’s ability to carry out borrowing and lending in local currencies is a competitive advantage for both SEK and its clients. SEK was one of only 15 foreign applicants to be granted permission by Thailand’s finance ministry to issue bonds in Thai baht in the Thai market. The Thai currency is not fully convertible and Thailand has a regulated capital market, which taken together means that access to financing in baht is therefore key in order to operate and invest in Thailand.

The successful work on the Swiss market continued in the second quarter, with SEK issuing a five-year Swiss franc-denominated bond of 200 million. Most of the bond was sold before closing.

New borrowing

Long-term borrowing (Skr billion)

Products, first six months 2008

Markets, first six months 2008

Comments to the financial accounts

Income statement

Performance measurement and return on equity	Jan - June,	Jan - June,(1)
(Skr mn)	2008	2007

Core Earnings	381.2	284.6
Change in market valuation according to IFRS (Note 2)	85.1	-19.0
Operating profit (IFRS)	466.3	265.6

Pre-tax return on equity (Core Earnings)	16.7%	13.6%
After-tax return on equity (Core Earnings)	12.0%	9.8%
Pre-tax return on equity (IFRS)	20.7%	12.5%
After-tax return on equity (IFRS)	14.9%	9.0%

SEK discloses Core Earnings, which is operating profit before certain market valuation effects, and operating profit (IFRS), which is operating profit after certain market valuation effects. Based on the functioning of SEK’s economic hedging, SEK believes that Core Earnings better than operating profit (IFRS) reflects the effect of the economic hedge relationships on SEK’s activities. The reason is that Core Earnings exclude valuation effects on items that according to IFRS have to be accounted for at market value even though they are economically hedged.

Core Earnings

Core Earnings amounted to Skr 381.2 million (284.6), an increase by 34 percent. The increase in Core Earnings was mainly related to an increase in net interest revenues related to improved margins.

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 466.3 million (265.6), an increase by 76 percent. Included in operating profit (IFRS) are market valuation effects amounting to Skr 85.1 million (-19.0) compared to Core Earnings. The effects are mainly related to the mismatch that arises in the operating profit (IFRS) that requires certain items to be valued at market valuated while corresponding items are measured at amortized cost. The increase was mainly caused by market valuation effects related to assets hedged by credit default swaps where the increase in value of the credit default swaps was larger than the decrease in value of the underlying assets.

Net profit

Net profit amounted to Skr 330.1 million (191.3).

Net interest earnings

Net interest earnings totaled Skr 564.6 million (394.1), an increase by 43 percent. The increase was mainly due to increased average margins but also to  increased average volumes in interest bearing securities as well as in credits. The average volume of debt-financed assets totaled Skr 254 billion (222), an increase by 14 percent. The average margin of such volume was 0.36 percent p.a. (0.27), an increase by 33 percent. The increase was due to favorable market conditions for SEK, in connection with turbulent market, among other things due to that SEK has a natural borrowing base in USD.

Net results of financial transactions

In Core Earnings net results of financial transactions totaled Skr -14.2 million (28.1). The decrease was mainly due to unrealized valuation effects in the trading portfolio amounting to Skr  -36.2 million (1.9). Unrealized valuation effects in the trading portfolio are related to the change in credit spreads due to the turbulent market conditions. The assets in the trading portfolio, with an average remaining maturity of less than two years, are considered to be of high quality and material realized losses are not expected in the portfolio.

In the operating profit (IFRS) additional valuation effects are added amounting to Skr 85.1 million (-19.0) related to other items in the balance sheet (see table above and Note 2).

Other

Administrative expenses totaled Skr 165.0 million (127.9), an increase of 29 percent. The increase is related to increased costs related to new regulations and to expanding business activities. Among others, two new business areas have been established during the latter part of 2007, SEK Trade Finance and SEK Customer Finance.

No credit losses were incurred (0.0). Recovery of earlier reserved credit loss has been made, amounting to Skr 0.4 million (0.0). SEK has two assets in the form of CDOs (first-priority tranches) with end-exposure to the U.S. market. The rating of one of these assets has been downgraded dramatically during the year. The asset has a book value Skr 298 million. Based on information presently known, the Company assesses that the asset will generate cash flows that will cover the

(1) Previous published operating profit for the six-month period ending June 30, 2007, has been adjusted compared to the published Interim Report Q2, 2007, (see Interim Report Q3, 2007).

Company’s claim. Consequently, SEK has determined not to write down the value of the asset. See section Capital adequacy and counterparty risk exposures.

Balance sheet

Total assets and liquidity

SEK’s total assets totaled Skr 299.6 billion (y-e: 297.3) at period-end, a decrease by 1 percent.

The gross value of certain balance sheet items, which effectively hedge each other, primarily the items derivatives (assets or liabilities) and senior securities issued, is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets. (Note 7.)

The total amount of credits outstanding and credits committed though not yet disbursed increased to Skr 141.3 billion at period-end (y-e: 131.7), which was an increase by 7 percent. Of such amount Skr 123.1 billion (y-e: 109.3) represented credits outstanding, an increase by 13 percent. Of credits outstanding, Skr 7.8 billion (y-e: 8.8) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 26.1 billion (y-e: 45.6) at period-end, a decrease by 43 percent. The decrease in the volume of outstanding offers is due to a higher acceptance than normal of the offers outstanding at year-end, due to the current market situation. Outstanding offers for new credits as of June 30, 2007, amounted to Skr 31.6 billion.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposure 62 percent (y-e: 65) were against financial institutions and asset back securities; 21 percent (y-e: 20) were against central governments and government export credit agencies; 7 percent (y-e: 7) were against local and regional authorities; and 10 percent (y-e: 8) were against corporates. SEK’s exposures towards derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements. See table Counterparty Risk Exposures.

Changes in fair value recognized directly in equity

Changes in fair value recognized directly in equity amounted to Skr -104.9 million (-68.4) after tax, of which Skr -23.2 million (-4.9) was related to available-for-sale securities and Skr -81.7 million  (-63.5) was related to derivatives in cash flow hedges.

Capital Adequacy

The capital adequacy ratio calculated according to Basel-II, Pillar 1, at June 30, 2008, was 15.7 percent (y-e: 17.1) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio at June 30, 2008 was 9.8 percent (y-e: 8.9), of which the Tier-1-ratio was 7.4 percent (y-e: 6.5). See section Capital adequacy and counterparty risk exposures and Note 13.

Income statement

	January-June, 2008		January-June, 2007		January-December, 2007
SEK (exclusive of the S-system)	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company	Group	Company
Interest revenues	5,800.5	5,801.8	5,100.6	5,101.9	11,046.8	11,049.3
Interest expenses	-5,235.9	-5,236.3	-4,706.5	-4,706.7	-10,213.7	-10,214.2
Net interest revenues	564.6	565.5	394.1	395.2	833.1	835.1
Commissions earned	17.9	2.9	13.3	2.0	31.6	4.3
Commissions incurred	-10.6	-9.1	-9.0	-8.1	-19.1	-17.6
Net results of financial transactions (Note 2)	70.9	71.0	9.1	9.2	-24.3	-24.3
Other operating income	0.1	0.8	1.1	1.9	0.3	2.8
Operating income	642.9	631.1	408.6	400.2	821.6	800.3
Administrative expenses	-165.0	-152.6	-127.9	-120.0	-284.0	-265.5
Depreciations and amortizations of non-financial assets	-11.7	-10.3	-14.9	-13.5	-30.2	-27.4
Other operating expenses	-0.3	0.0	-0.2	0.1	-0.5	0.2
Recovered credit loss	0.4	0.4	—	—	—	—
Operating profit	466.3	468.6	265.6	266.8	506.9	507.6
Changes in untaxed reserves	n.a.	0.0	n.a.	0.0	n.a.	0.3
Taxes (Note 3)	-136.2	-136.5	-74.3	-74.4	-153.9	-153.3
Net profit for the period (after taxes)	330.1	332.1	191.3	192.4	353.0	354.6

Earnings per share (Note 4)	333		193		357

Quarterly breakdown of income statements in summary

SEK (exclusive of the S-system)	April-	January-	October-	July-	April-	January-
Consolidated Group (Skr mn)	June, 2008	March, 2008	December, 2007	September, 2007	June, 2007	March, 2007
Net interest revenues	339.0	225.6	232.4	206.6	193.5	200.6
Net result of financial transactions	56.6	14.3	-1.9	-31.5	-18.9	28.0
Other operating revenues	10.8	7.6	11.2	6.3	7.4	7.0
Other operating expenses	-101.7	-85.9	-106.6	-75.2	-76.9	-75.1
Operating profit	304.7	161.6	135.1	106.2	105.1	160.5
Taxes	-88.2	-48.0	-49.8	-29.8	-29.1	-45.2
Net profit for the period (after tax)	216.5	113.6	85.3	76.4	76.0	115.3

Earnings per share (Note 4)	218	115	86	77	77	116

Balance sheets

	June 30, 2008		December 31, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
ASSETS

Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 5, 6)	1,839.7	1,839.7	1,857.9	1,857.9
Other interest-bearing securities except credits (Note 5, 6)	135,023.5	134,409.2	147,850.8	147,850.8
Credits in the form of interest-bearing securities (Note 5, 6)	51,484.4	52,099.2	45,983.7	45,983.7
Credits to credit institutions (Note 5, 6, 8)	23,911.4	23,908.8	24,812.6	24,808.5
Credits to the public (Note 5, 6, 8)	49,248.3	49,248.3	48,702.0	48,702.0
Derivatives (Note 6, 7)	27,918.6	27,918.6	20,326.5	20,326.5
Shares in subsidiaries	n.a.	120.3	n.a.	120.2
Property, plant, equipment and intangible assets	136.4	26.9	144.0	33.1
Other assets	5,356.2	5,442.9	2,289.7	2,376.4
Prepaid expenses and accrued revenues	4,637.8	4,633.8	5,292.0	5,288.5
Total assets (Note 6)	299,556.3	299,647.7	297,259.2	297,347.6

LIABILITIES, ALLOCATIONS AND EQUITY

Borrowing from credit institutions (Note 6)	2,607.7	2,617.7	2,064.1	2,074.1
Borrowing from the public (Note 6)	69.9	72.8	42.7	45.6
Senior securities issued (Note 6)	268,189.5	268,189.5	267,345.6	267,345.6
Derivatives (Note 6, 7)	13,804.3	13,804.3	13,175.4	13,175.4
Other liabilities	2,904.7	2,925.8	1,923.0	1,942.4
Accrued expenses and prepaid revenues	3,992.6	3,990.9	4,761.3	4,760.2
Deferred tax liabilities	394.6	37.3	394.6	37.3
Provisions	15.8	15.8	16.1	16.1
Subordinated securities issued (Note 6)	2,855.5	2,855.5	3,039.9	3,039.9

Total liabilities and allocations	294,834.6	294,509.7	292,762.7	292,436.6

Untaxed reserves	n.a.	1,273.9	n.a.	1,273.9

Share capital	990.0	990.0	990.0	990.0
Legal reserve	n.a.	198.0	n.a.	198.0
Fair value reserves	-273.4	-273.4	-168.5	-168.5
Retained earnings	3,675.0	2,617.5	3,322.0	2,263.0
Net profit for the period	330.1	332.1	353.0	354.6
Total equity (Note 9)	4,721.7	3,864.1	4,496.5	3,637.1
Total liabilities, allocations and equity	299,556.3	299,647.7	297,259.2	297,347.6

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities Subject to lending	385.4	385.4	255.1	255.1

CONTINGENT LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	18,199.4	18,199.4	22,454.2	22,454.2

Statements of recognized income and expenses

Consolidated Group

	January-	January-	January-
(Skr mn)	June, 2008	June, 2007	December, 2007
Net profit for the period	330.1	191.3	353.0
Changes in fair value recognized directly in equity:
for available-for-sale securities	-32.2	20.2	-89.3
for derivatives in cash flow hedges	-113.5	-88.2	-59.6
tax effect	40.8	18.8	41.7
Total changes in fair value recognized directly in equity	-104.9	-49.2	-107.2
Total recognized income and expenses for the period (Note 9)	225.2	142.1	245.8

Note 9 shows the reconciliation between the opening and closing balance regarding the components of equity.

Statements of cashflows, summary

	January-June, 2008		January-June, 2007
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company

Net cash used in(-)/provided by(+) operating activities	-20,978.1	-20,976.5	-23,234.4	-23,237.2
Net cash used in(-)/provided by(+) investing activities	-4.1	-4.2	-1.4	-1.4
Net cash used in(-)/provided by(+) financing activities	13,363.6	13,363.6	21,555.0	21,555.0
Net decrease (-)/increase(+) in cash and cash equivalents (Note 12)	-7,618.6	-7,617.1	-1,680.8	-1,683.6

Net decrease(-)/increase(+) in cash and cash equivalents (Note 12)	-7,618.6	-7,617.1	-1,680.8	-1,683.6
Cash and cash equivalents at beginning of year	10,211.5	10,207.4	4,094.8	4,094.2
Cash and cash equivalents at end of period	2,592.9	2,590.3	2,414.0	2,410.6

Capital adequacy and counterparty risk exposures

Capital requirement

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of June 30, 2008 was 15.7 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2008 was 9.8 percent (8.9 percent as of December 31, 2007), of which the Tier-1-ratio was 7.4 percent (6.5 percent as of June 30, 2007). For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010. The increased capital adequacy is mainly due to the relieve in the transitional rules during 2008 compared to 2007 (see Note 13).

For further information on capital adequacy, risks and the transition to Basel-II, see Note 13.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed – with the intention of simplifying comparisons with previous reports – also as amounts corresponding to risk-weighted assets multiplied by the factor 0.08. For operational risk and market risk these amounts are derived, since the regulations for these types of risks directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2008 not be less than 90 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
	June 30, 2008		December 31, 2007		June 30, 2008		December 31, 2007
	Weighted	Required	Weighted	Required	Weighted	Required	Weighted	Required
(Skr mn)	Claims	Capital	Claims	Capital	Claims	Capital	Claims	Capital

Credit Risk Standardised Method	499	40	391	31	499	40	391	31
Credit Risk IRB Method	42,752	3,420	37,370	2,990	42,763	3,421	37,379	2,990
Trading Book Risks	2,680	214	3,743	299	2,680	214	3,743	299
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	1,511	121	1,512	121	1,485	119	1,497	120
Total Basel II	47,442	3,795	43,016	3,441	47,427	3,794	43,010	3,440

Basel-I Based Additional Requirement (1)	28,833	2,307	39,397	3,152	28,846	2,308	39,401	3,152
Total Basel II incl. Additional Requirement	76,275	6,102	82,413	6,593	76,273	6,102	82,411	6,592

Total Basel I	84,750	6,780	86,749	6,940	84,749	6,780	86,748	6,940

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	Consolidated Group		Parent Company
(Skr mn)	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007

Primary Capital (Tier-1)	5,663	5,388	5,736	5,409
Supplementary Capital (Tier-2)	1,790	2,003	1,780	1,993
Of which: Upper Tier-2	1,334	1,545	1,324	1,534
Lower Tier-2	457	459	457	459
Total Capital Base (2)	7,453	7,341	7,516	7,402

Adjusted Tier-1 Capital	6,263	5,938	6,336	6,009
Adjusted Total Capital Base	8,053	7,941	8,116	8,002

(2) Total Capital Base, net after reductions including reduction for estimated loss in accordance with IRB calculation.

The Capital Base for June 30, 2008, include net profit for the period less expected dividend related to the said period.

Capital Adequacy Analysis (Pillar I)

	Consolidated Group				Parent Company
	June 30, 2008		December 31, 2007		June 30, 2008		December 31, 2007
	Excl. Basel-1-based	Incl. Basel-1-based	Excl. Basel-1-based	Incl. Basel-1-based	Excl. Basel-1-based	Incl. Basel-1-based	Excl. Basel-1-based	Incl. Basel-1-based
	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement	add. requirement

Total Capital Adequacy	15.7%	9.8%	17.1%	8.9%	15.8%	9.9%	17.2%	9.0%
Of which: Rel. to Tier-1	11.9%	7.4%	12.4%	6.5%	12.1%	7.5%	12.6%	6.6%
Rel till supplkap.	3.8%	2.3%	4.7%	2.3%	3.9%	2.3%	4.6%	2.4%
Of which: Upper Tier-2	2.8%	1.7%	3.6%	1.8%	2.8%	1.7%	3.6%	1.8%
Lower Tier-	1.0%	0.6%	1.1%	0.6%	1.0%	0.6%	1.0%	0.6%
Adjusted Total	17.0%	10.6%	18.5%	9.6%	17.1%	10.6%	18.6%	9.7%

Of which: Adjusted Tier-1	13.2%	8.2%	13.8%	7.2%	13.4%	8.3%	14.0%	7.3%

Capital Adequacy Quota (3)	1.96	1.22	2.13	1.11	1.98	1.23	2.15	1.12

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures

The tables below include amounts of total counterparty risk exposures, calculated with effects related to risk-cover solutions in the form of guarantees as well as credit derivatives taken into account. In the Company’s previously published report for Q1/2008, the amounts in the corresponding table were calculated without taking effects related to risk-cover via credit derivatives into account. It is the Company’s intention to provide in its interim reports such information with effects related to all risk-cover taken into account. Therefore, a table with all counterparty risk exposures calculated accordingly as of March 31, 2008 has been included below.

Consolidated Group and Parent Company:

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
(Skr billion)	June 30, 2008		December 31, 2007		June 30, 2008		December 31, 2007		June 30, 2008		December 31, 2007
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments(A)	29.2	10	32.8	11	22.7	9	24.5	9	6.5	22	8.3	28
Regional governments	19.6	7	20.5	7	17.3	6	15.3	6	2.3	8	5.2	18
Government export credit agencies	32.6	11	25.8	9	25.2	10	19.11834413	7	7.4	24	6.7	23
Financial institutions	138.3	48	145.6	49	127.5	49	138.1	51	10.8	36	7.5	25
Asset back securities	41.0	14	48.7	16	41.0	16	48.7	18	—	—	—	—
Corporates	30.1	10	25.0	8	27.0	10	23.2	9	3.1	10	1.8	6
Total	290.8	100	298.4	100	260.7	100	268.9	100	30.1	100	29.5	100

					Credits & Interest-				Derivatives,
	Total				bearing securities				Undisbursed credits, etc.
(Skr billion)	March 31, 2008		December 31, 2007		March 31, 2008		December 31, 2007		March 31, 2008		December 31, 2007
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments(A)	30.5	11	32.8	11	23.7	9	24.5	9	6.8	22	8.3	28
Regional governments	19.7	7	20.5	7	16.5	7	15.3	6	3.2	10	5.2	18
Government export credit agencies	30.7	11	25.8	9	22.0	9	19.11834413	7	8.7	28	6.7	23
Financial institutions	132.9	47	145.6	49	123.6	49	138.1	51	9.3	30	7.5	25
Asset back securities	43.5	15	48.7	16	43.5	17	48.7	18	—	—	—	—
Corporates	25.8	9	25.0	8	22.9	9	23.2	9	2.9	10	1.8	6
Total	283.1	100	298.4	100	252.2	100	268.9	100	30.9	100	29.5	100

The tables shows a breakdown, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearingsecurities and off-balance sheet items.

(A) Includes exposures to the Swedish Export Credits Guarantee Board (EKN)

The table below includes current aggregated information regarding SEK’s total net exposures (after effects related to risk-cover) related to asset-backed securities held. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition. Only two of these assets have been downgraded, namely the only two CDOs to which the Company has net exposures. These CDOs represent exposures to the U.S. market. Current rating for one of these CDOs are ‘AAA’/’Aa2’ and for the other ‘BB+’/’B3’. For all other holdings the rating remains ‘AAA’/’Aaa’.

									...of which	...of which	...of which
		Credit	Auto		Consumer				rated	rated	rated
Exposure	RMBS	Cards	Loans	CMBS	Loans	CDO	CLO	Total	‘AAA’/’Aaa’	‘AAA’/’Aa2’	‘BB+’/’B3’
Australia	8,864							8,864	8,864
Austria			224					224	224
Belgium	805							805	805
Denmark							588	588	588
France			426		134			561	561
Ireland	1,501						384	1,885	1,885
Italy	1,667							1,667	1,667
Japan			64					64	64
Holland	2,221		135				488	2,844	2,844
Portugal	511							511	511
Spain	2,729		433		752		1,296	5,209	5,209
U.K.	13,019	1,413						14,432	14,432
Sweden				275				275	275
Germany			1,971	83				2,053	2,053
U.S.		473				586		1,059	473	288	298(	A)
Total	31,315	1,886	3,252	357	886	586	2,757	41,040	40,453	288	298

(A)  This asset represents a CDO (a first-priority tranche) with end-exposure to the U.S. market. There have been no delays with payments under the tranche. However, the rating of the asset has been downgraded dramatically during the year, by Standard & Poor’s from ‘AAA’ to ‘BB+’ and by Moody’s from ‘Aaa’ to ‘B3’. Due to the dramatic rating downgradings, the Company has analyzed the expected cash flows of the asset. Based on information presently known, the Company assesses that the asset will generate cash flows that will cover the Company’s claim. Consequently, the Company has determined not to write down the value of the asset. In this context, it should be noted that the capital requirement for the asset under Basel-II, Pillar 1 exceeds its book value. This means that the Company’s capital adequacy/capital ratio under Basel-II, Pillar 1 would not deteriorate even if the asset would cause a loss.

Notes

1	Applied accounting principles
2	Net result of financial transactions
3	Taxes
4	Earnings per share
5	Credits and liquidity
6	Classification of financial assets and liabilities
7	Derivatives
8	Past-due credits
9	Change in equity
10	S-system
11	Segment reporting
12	Definitions of financial highlights
13	Capital adequacy

All counts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

This interim report for the Consolidated Group has been prepared in compliance with IAS 34, Interim Financial Reporting, and the Swedish Annual Accounts Act for Credit Institutions and Securities Companies. The accounting principles and calculation methods are unchanged from those described in SEK’s Annual Report, 2007.

From 2007 SEK is applying International Financial Reporting Standards (IFRS) as issued by International Accounting Standard Board (IASB) and endorsed by EU.

Financial assets are categorized into three categories for valuation; loans and receivables, financial assets at fair value through profit and loss and financial assets available for sale. Financial liabilities are categorized into two categories for valuation; financial liabilities at fair value through profit or loss and other liabilities.

Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting from the fact that the derivative, which economically hedge the risks in these instruments, is valued at fair value through profit or loss. Book values for financial instruments in the above described valuation categories can be found in Note 6.

With regard to financial assets, the category loans and receivables constitute a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities. Furthermore, a large part of financial assets that under previous accounting policies have been classified as held-for-trading will remain under a comparable classification in the category financial assets at fair value through profit or loss. However, certain financial assets that under previous accounting policies were classified as held-for-trading are in the opening balance under IFRS classified mainly as loans and receivables due to a change in the intention of the investments. Reclassification of assets in the trading portfolio is possible under IFRS only at one occasion, and that is when establishing the opening balance in accordance with IFRS. The current assets are of the type Asset-Backed Securities (ABS).

Transactions in the category loans and receivables are measured at amortized costs, using the effective interest rate method. In the case where one or more derivatives are hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity.  However, in the case where one or more derivatives are hedging currency, interest rate and/or credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss.

All other senior securities issued than those classified as financial liabilities at fair value through profit or loss are classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized costs, using the effective interest rate method. In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied.

Fair value hedge accounting can be applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. When applying fair value hedge accounting the amortized cost value of the underlying hedged item will be re-measured to reflect the change in fair value attributable to the exposures that has been hedged.

The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter includes valuing of the hedged item to its full fair value, while when applying fair value hedge accounting the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative is hedging.

In some instances, cash flow hedge accounting has been applicable in SEK’s accounting. When applying cash flow hedge accounting, both hedged and hedging items is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly to equity.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity, the accumulated changes are reported as changes in fair value recognized directly in equity.

SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments is accounted for in the income statement as one component of net results of financial transactions.

Equity in the consolidated group consists of the following items; share capital; fair value reserves; retained earnings; and net profit for the period. Fair value reserves consist of the following items; fund for fair value (including for SEK reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges). Retained earnings include legal reserve and after-tax portion of untaxed reserves.

Note 2 Net results of financial transactions

	Jan - June,	Jan - June,	Jan - Dec,
	2008	2007	2007
Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities	-35.9	2.8	-38.4
Currency exchange effects	-0.6	0.6	-0.7
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	-36.5	3.4	-39.1

Realized results of repurchased debt, etc.	22.3	24.7	41.5
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	-14.2	28.1	2.4

Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives	85.1	-19.0	-26.7
Total net results of financial transactions	70.9	9.1	-24.3

Note 3 Taxes

The tax is calculated as an expected tax rate for the full year.

Note 4 Earnings per share

Earnings per share: Net profit for the period divided by the number of shares.

Note 5 Credits and liquidity

SEK considers that credits in the form of interest-bearing securities is a part of SEK’s total credits. On the other hand, deposits with banks and states, nostro and repose are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

Credits:	June 30, 2008	December 31, 2007

Credits in the form of interest-bearing securities	51,484.4	45,983.7
Credits to credit institutions	23,911.4	24,812.6
Credits to the public	49,248.3	48,702.0
Less:
Deposits, nostro and repos	-2,334.2	-10,211.5
Total credits	122,309.9	109,286.8

Liquidity:	June 30, 2008	December 31, 2007

Treasuries/Government bonds	1,839.7	1,857.9
Other interest-bearing securities except credits	135,023.5	147,850.8
Deposits, nostro and repos	2,334.2	10,211.5
Total liquidity	139,197.4	159,920.2

Note 6 Classification of financial assets and liabilities

Financial assets by accounting category:

	June 30, 2008
		Assets at	Available-	Loans and
	Total	fair value	for-sale (1)	receivables (2)

Treasuries/government bonds	1,839.7	1,418.6		421.1
Other interest-bearing securities except credits	135,023.5	16,588.3	6,946.3	111,488.9
Credits in the form of interest-bearing securities	51,484.3	3,048.0	4,011.0	44,425.3
Credits to credit institutions	23,911.4			23,911.4
Credits to the public	49,248.3			49,248.3
Derivatives	27,918.6	27,918.6
Total financial assets	289,425.8	48,973.5	10,957.3	229,495.0

(1)	Of assets available-for-sale approximately 20% are subject to fair value hedge accounting.
(2)	Of loans and receivables approximately 11% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	June 30, 2008
		Liabilities at	Other financial
	Total	fair value	liabilities (3)

Borrowing from credit institutions	2,607.7		2,607.7
Borrowing from the public	69.9		69.9
Senior securities issued	268,189.5	150,218.3	117,971.2
Derivatives	13,804.3	13,804.3
Subordinated securities issued	2,855.5		2,855.5
Total financial liabilities	287,526.9	164,022.6	123,504.3

(3)	Of other financial liabilities approximately 81% are subject to fair value hedge accounting.

Financial assets by accounting category:

	December 31, 2007
		Assets at	Available-	Loans and
	Total	fair value	for-sale (4)	receivables (5)
Treasuries/government bonds	1,857.9	1,430.4		427.5
Other interest-bearing securities except credits	147,850.7	22,301.2	8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.8	3,006.3	2,727.5	40,250.0
Credits to credit institutions	24,812.6			24,812.6
Credits to the public	48,702.0			48,702.0
Derivatives	20,326.5	20,326.5
Total financial assets	289,533.5	47,064.4	10,765.8	231,703.3

(4)	Of assets available-for-sale approximately 26% are subject to fair value hedge accounting.
(5)	Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2007
	Total	Liabilities at fair value	Other financial liabilities (6)
Borrowing from credit institutions	2,064.1		2,064.1
Borrowing from the public	42.7		42.7
Senior securities issued	267,345.6	118,502.9	148,842.7
Derivatives	13,175.4	13,175.4
Subordinated securities issued	3,039.9		3,039.9
Total financial liabilities	285,667.7	131,678.3	153,989.4

(6)	Of other financial liabilities approximately 71% are subject to fair value hedge accounting.

The amount of total assets as of June 30, 2008, Skr 299.6 billion, was approximately Skr 5.2 lower than it would have been if the currency exchange rates as of December 31, 2007, had been unchanged. During the six-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 31.2 billion, and net increase of own debt reurchased amounted to approximately Skr 0.2 billion.

Note 7 Derivatives

Derivative instruments by categories:

	June 30, 2008			December 31, 2007
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
	Fair value	Fair value	amounts	Fair value	Fair value	amounts

Currency related contracts	6,591.4	6,121.6	231,203.7	5,847.2	5,289.5	238,221.5
Interest rate related contracts	17,690.0	3,242.1	219,060.3	9,607.5	3,077.9	211,850.3
Equity related contracts	2,982.5	4,040.8	59,285.1	4,574.6	4,011.9	45,901.3
Contracts rel. to commodities, credit risk, etc.,	654.7	399.8	35,360.5	297.2	796.1	36,807.7
Total derivatives	27,918.6	13,804.3	544,909.6	20,326.5	13,175.4	532,780.8

In accordance with SEK’s policies with regards to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calcualtions based on complex models. All such contracts are part of exactly matched hedge relationships, implying that the uncertainty that exists about the value of one individual balance sheet item (asset or liability) always is exactly mirrored of an offsetting balance sheet item (liability or asset) with identical value, however with an opposite sign. Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, which effectively  hedge each other, to some extent is uncertain. However, it should be noted that there is no such uncertainty with regard to the value of net assets.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been  negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Counterparty Risk Exposures for amounts of risk exposures related to derivatives, etc.

Note 8 Past-due credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.3 million (y-e: 5.6). The principal amount not past due on such credits was Skr 20.4 million (y-e: 23.1). All past-due credits are secured with sufficient guarantees.

Note 9 Change in equity

	January - June, 2008
			Reserves:
			Fund for fair value:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,496.5	990.0	-86.7	-81.8	3,675.0
Net profit for the period	330.1					330.1
Changes in fair value recognized directly in equity:
Available-for-sale securities	-32.2			-32.2
Derivatives in cash flow hedges	-113.5		-113.5
Tax effect	40.8		31.8	9.0
Closing balance of equity	4,721.7	990.0	-168.4	-105.0	3,675.0	330.1

	January - June, 2007
			Reserves:
			Fund for fair value:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the period	191.3					191.3
Changes in fair value recognized directly in equity:
Available-for-sale securities	20.2			20.2
Derivatives in cash flow hedges	-88.2		-88.2
Tax effect	18.8		24.7	-5.9
Closing balance of equity	4,392.8	990.0	-107.3	-3.2	3,322.0	191.3

	January - December, 2007
			Reserves:
			Fund for fair value:
Consolidated group			Hedge	Fair value
(Skr mn)	Equity	Share capital (1)	reserve	reserve	Retained earnings	Net profit
Opening balance of equity	4,250.7	990.0	-43.8	-17.5	3,322.0
Net profit for the period	353.0					353.0
Changes in fair value recognized directly in equity:
Available-for-sale securities	-89.3			-89.3
Derivatives in cash flow hedges	-59.6		-59.6
Tax effect	41.7		16.7	25.0
Closing balance of equity	4,496.5	990.0	-86.7	-81.8	3,322.0	353.0

(1) 640 000 A-shares and 350 000 B-shares at a quote value amount of Skr 1 000 each.

The Government has established a guarantee fund of callable capital, amounting to Skr 600 million in favour for SEK. SEK may call on capital under the guarantee if SEK finds it necessary in order to be able to fulfill its obligations.

Note 10 S-system

Pursuant to an agreement between SEK hand the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(c) in the 2007 Annual Report. The remuneration from the S-system to SEK in accordance with the agreement, Skr 10.2 million (12.0), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

	Jan - June,	Jan - June,	Jan - Dec,
	2008	2007	2007
Operating income	84.9	-13.1	-13.1
Remuneration to SEK	-10.2	-12.0	-29.8
Reimbursement from the State	-74.7	25.1	42.9
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

	June 30, 2008	Dec 31, 2007
Credits	7,767.5	8,831.3
Derivatives	12.6	17.3
Other assets	175.0	233.8
Total assets	7,955.1	9,082.4

Liabilities	7,951.6	9,023.6
Derivatives	3.5	58.8
Equity	—	—
Total liabilities and equity	7,955.1	9,082.4

Note 11 Segment Reporting

In accordance with the definition in IAS 14 SEK has the following three business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products is similar with respect to risks and returns. Segment revenues represents less than 10 percent of the total revenues, and is therefore not separately disclosed.

Note 12 Definitions of the financial highlights

(1)

Core Earnings, i.e. profit exclusive of fair value changes according to IFRS. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities and, to derivatives related to these assets. (See Note 2.)

(2)

Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 28 percent standard tax, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3)	Operating profit (IFRS), i.e. profit inclusive of fair value changes according to IFRS.

(4)	Translated at the June 30, 2008, exchange rate of Skr 5.98 per USD. New borrowings are translated at current exchange rates.

(5)

Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted assets in accordance with Pillar I under Basle II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a precentage of risk weighted assets.

(6)

Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted assets in accordance with Pillar I under Basle II calculated in accordance with 5 § in the law (2006:1372) on implemetation of the law on capital adequacy and large exposures (2006:1371).

(7)	Cash and cash equivalents represents short term, liquid instruments wich immediately can be converted into cash and where the amount is known in advance.

The definitions of other Financial Highlights are included in 2007 Annual Report, Note 30.

Note 13 Capital adequacy

As of February 1, 2007, new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework which have been implemented throughout the entire EU. According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks now, provided permission from the Swedish Financial Supervisory Authority, may be based on the company’s internal risk measures (the “IRB-method”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks. The transition to regulations that to a higher degree than previously are based on real risk, may imply large changes in the minimum capital requirement. As from 2007 the capital requirement determines, primarily, based on the new, more risk sensitive, regulations. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007–2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules – however, reduced to 90 percent in 2008, and 80 percent in 2009, respectively – exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For companies, whose capital requirement should decrease if only the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against companies whose risks are lower than what was appreciated by the old regulations. SEK is such a company.

Capital requirement and capital base

Consequently, due to the transitional rules, the decrease in the capital requirement under the new, more risk-sensitive, regulations will not be effective in the short run. Contrary, the aggregate capital requirement under the new regulations will, when taking into account the transitional rules, increase. However, SEK continues to have a god margin above the minimum capital requirement. The capital adequacy ratio of SEK as a consolidated financial entity, calculate according to Basel-II, Pillar 1, as of June 30, 2008 was 15.7 percent (17.1 percent as of December 31, 2007) before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules – which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risksensitive, regulations – the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2008 was 9.8 percent (8.9 percent as of December 31, 2007), of which the Tier-1-ratio was 7.4 percent (6.5 percent as of December 31, 2007).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 5.9 percentage points. For SEK, the legal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010 when the transitional rules expire.

In addition to the minimum capital requirement, the companies (subject to capital adequacy regulations) must also undertake internal capital assessments under Pillar 2. The internal capital assessment shall, among other things, take into account risks that are not included in Pillar 1, such as the capital requirement for strategic risk and the rating agencies’ views on the capital need of the company.

Both the core capital and the total capital base decrease under the new regulations. This is due mainly to deductions in the capital base for an amount regarding expected losses. Such expected losses do not represent real, individually anticipated losses, but reflect a technically calculated amount. These losses are calculated according to law and regulations, based on information from SEK’s internal risk classification system. For SEK, as of June 30, 2008, such technically calculated amount was Skr 66 million. Half such amount reduces the core capital, and half reduces the supplementary capital. The calculations are characterized by prudence, such that risks are overestimated rather than underestimated. In addition there are safety-margins built into the risk classification system. This implies that the amount deducted from the capital base exceeds the amount of losses that SEK anticipates on an individual counterparty basis and, accordingly, also the loss reserves.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-method. There are two different IRB-approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. Under the Advanced Approach, the company also determines loss given default (“LgD”) and exposure at default (“EaD”).

Operational risks

The new regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advanced methods – the Standardized Approach and Advanced Measurements Approaches – which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

The Board of Directors and the President confirm that the Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risk and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, August 15, 2008

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg	Christina Liffner	Karin Apelman
Chairman of the Board	Vice Chairman of the Board	Member of the Board

Pirkko Juntti	Helena Levander	Bo Netz
Member of the Board	Member of the Board	Member of the Board

Jan Roxendal	Harald Sandberg	Risto Silander
Member of the Board	Member of the Board	Member of the Board

Peter Yngwe
President

Auditor Review Report

To the Board of Directors in Swedish Export Credit Corporation (publ)

Corp Id No 556084-0315

Introduction

I have reviewed this Interim Report for AB Swedish Export Credit Corporation as of June 30, 2008 and the six-month period ending the same date. The Board of Directors and the President are responsible for the preparation and presentation of this Interim Report in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. My responsibility is to express a conclusion on this Interim Report, based on my review.

Scope of review

I conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR SRS. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, I do not express an audit opinion.

Conclusions

Based on my review, nothing has come to my attention that causes me to believe that this Interim Report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies for the Consolidated Group, and in accordance with Swedish Act on Annual Accounts for Credit Institutions and Securities Companies for the Parent Company.

Stockholm, August 15, 2008

Jan Birgerson

Authorized Public Accountant

Economic information for the remaining year 2008:

October 31	Interim Report January-September

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events .Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

AB Svensk Exportkredit /

Swedish Export Credit Corporation (publ)

Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm

Telephone: +46 (0)8-613 83 00, Fax: +46 (0)8-20 38 94

E-mail: info@sek.se, Swift address: SEKXSESS, www.sek.se

SEK – Representative Office in Finland

Eteläesplanadi 24 A, 5th floor, Helsinki, Finland

Telephone: +358 400 601 553, Fax: +358 934 876 086

E-mail: info.finland@sek.se, www.sek.se